Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	3 August 2009	*No of sheets:*	*6*

Current report 30/2009

The Management Board of KGHM Polska Miedź S.A. announces that on 3 August 2009 the Company received the ruling of the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registration dated 26 July 2009 on the registration of the changes in the Statutes of the Company, approved by Resolution No. 29/2009 of the Ordinary General Meeting on 16 June 2009. The list of the registered changes is as follows:

List of changes to the Statutes approved by Resolution No. 29/2009 of the Ordinary General Meeting of KGHM Polska Miedź S.A. with its registered head office in Lubin dated 16 June 2009

1) In § 4 sec. 1 of the Statutes:

The existing wording:

„The Company shall operate on the basis of the Commercial Companies and Partnerships Code and the law dated 30 August 1996 on the commercialization and privatisation of State-owned enterprises (Journal of Laws No. 118, item 561, with later amendments), hereinafter referred to as the Act, as well as on other applicable regulations".

is hereby superseded by the following:

„The Company shall operate on the basis of the Commercial Partnerships and Companies Code and the law dated 30 August 1996 on commercialization and privatisation (unified text: Journal of Laws from 2002 No. 171 item 1397, with later amendments), hereinafter referred to as the Act, as well as on other applicable regulations".

2) In § 6 sec. 1 of the Statutes:

The existing wording:

1.„The following are the subject of the Company's activities:
1) the mining of copper ore (13.20. A),
2) the mining of non-ferrous metals ores (13.20. C),
3) the excavation of gravel and sand (14.21. Z),
4) the production of salt (14.40. Z),
5) the production of copper (27.44. A),
6) the production of copper products in the form of semi-products (27.44. B),
7) the production of precious metals (27.41. Z),
8) the production of lead, zinc and tin (27.43. Z),
9) the production of other non-ferrous metals (27.45. Z),
10) the casting of light metals (27.53. Z),
11) the casting of other non-ferrous metals with the exception of copper and copper alloys (27.54. B),
12) the forging, pressing, stamping and roll forming of metal; powder metallurgy (28.40. Z),
13) the management of metallic wastes and scraps (37.10. Z),
14) the management of industrial wastes (37.20. Z),

15) wholesale sales based on direct or contractual payments (51.1),
16) the warehousing, storage and preservation of goods in marine ports (63.12. A),
17) the warehousing, storage and preservation of goods in river ports (63.12. B),
18) the warehousing, storage and preservation of goods in other storage facilities (63.12. C),
19) other financial intermediation (65.2.),
20) activities connected with the management of holding entities (74.15 Z),
21) geological-exploratory activities (74.20. B),
22) general construction activities with respect to mining and production facilities (45.21. E),
23) technical research and analysis (74.30. Z),
24) the transport of refuse and wastes (90.00. A),
25) the purification of wastes, including in underground storage facilities (90.00.B),
26) professional rescue activities (75.25. Z)
27) the generation of electrical energy (40.10. A),
28) the distribution of electrical energy (40.10. C),
29) the generation of gas (40.20 A),
30) the distribution of gaseous fuels through a supply network (40.20. B),
31) the generation of steam and hot water (40.30. A),
32) the distribution of steam and hot water (40.30. B),
33) scheduled air transport (62.10. Z),
34) non-scheduled air transport (62.20. Z),
35) reproduction of computer media (22.33 Z),
36) fixed-line telephony and telegraphy (64 20.A),
37) data transmission (64.20.C),
38) other telecommunications services (64.20.G),
39) the rental of office machinery and equipment (71.33.Z),
40) hardware consultancy (72.10.Z),
41) software consultancy (72.20.Z),
42) data processing (72.30.Z),
43) data base activities (72.40.Z),
44) maintenance and repair of office, accounting and computing machinery (72.50.Z),
45) other computer-related activities (72.60.Z),
46) adult and other education, not elsewhere classified (80.42.Z)".

is hereby superseded by the following:

1.„The following are the subject of the Company's activities::
1) Mining of other non-ferrous metals ore (07.29.Z),
2) Excavation of gravel and sand; excavation of clay and kaolin (08.12.Z),
3) Excavation of salt (08.93.Z),
4) Production of technical gases (20.11.Z),
5) Production of other primary inorganic chemicals (20.13.Z),
6) Production of precious metals (24.41.Z),
7) Production of lead, zinc and tin (24.43.Z),
8) Production of copper (24.44.Z),
9) Production of other non-ferrous metals (24.45.Z),
10) Casting of copper and copper alloys (24.54.A),
11) Casting of other non-ferrous metals, if not elsewhere classified (24.54.B),
12) Forging, pressing, stamping and roll forming of metal: powder metallurgy (25.50.Z),
13) Repair and conservation of machinery (33.12.Z),
14) Repair and conservation of electrical equipment (33.14.Z),
15) Installation of industrial machinery, equipment and fittings (33.20.Z),
16) Generation of electricity (35.11.Z),
17) Transmission of electricity (35.12.Z),
18) Distribution of electricity (35.13.Z),
19) Trade in electricity (35.14.Z),
20) Manufacture of gaseous fuels (35.21.Z),
21) Distribution of gaseous fuels through mains (35.22.Z),
22) Trade of gaseous fuels through mains (35.23.Z),
23) Generation and supply of steam, hot water and air for air conditioners (35.30.Z),
24) Collection, purification and distribution of water (36.00.Z),
25) Discharge and treatment of waste (37.00 Z),
26) Collection of non-hazardous waste (38.1 .Z),
27) Collection of hazardous waste (38.12.Z),

28) Treatment and removal of non-hazardous waste (38.21.Z),
29) Treatment and purification of hazardous waste (38.22.Z),
30) Disassembly of used products (38.31.Z),
31) Recovery of raw materials from aggregate (38.32.Z),
32) Activities related to recultivation, and other service activities related to waste management (39.00.Z),
33) Installation of electrical equipment (43 21.Z),
34) Activities of agents selling fuels, ores, metals and industrial chemicals (46.12.Z),
35) Wholesale sales of metals and metal ores (46.72.Z),
36) Wholesale sales of chemical products (46.75.Z),
37) Wholesale sales of waste and scrap (46.77.Z),
38) Retail sales of automotive fuel at fueling stations (47.30.Z),
39) Retail sales through mailing houses or the Internet (47.91.Z),
40) Other retail sales apart from network stores, stalls and open-air markets (47.99.Z),
41) Ground transport of passengers, urband and non-urban (49.31.Z),
42) Warehousing and preservation of other goods (52.10.B),
43) Overnight tourist facilities and short-term quatering venues (55.20.Z),
44) Other gastronomic-related service activities (56.29.Z),
45) Cable-based telecom activities (61.10.Z),
46) Other telecom activities (61.90.Z),
47) Activities related to software (62.01.Z),
48) Activities related to managing IT equipment (62.03.Z),
49) Other services related to computers and information technology (62.09.Z),
50) Data processing; management of Internet sites (hosting) and related activities (63.11.Z),
51) Internet portal activities (63.12.Z),
52) Financial holding activities (64.20.Z),
53) Financial leasing (64.91.Z),
54) Other forms of granting credit (64.92.Z)
55) Other financial service activities, if not elsewhere classified, except for insurance and pension funds (64.99.Z),
56) Personal purchase and sale of real estate (68.10.Z),
57) Rental and management of personally-owned or leased real estate (68.20.Z),
58) Accounting; tax consulting (69.20.Z),
59) Head office and holding activities, except for financial holdings (70.10.Z),
60) Other business and management consulting (70.22.Z),
61) Engineering and related technical consulting (71.12.Z),
62) Scientific research and development work related to other natural and technical science (72.19.Z),
63) Rental and lease of office equipment and machinery, including computers (77.33.Z),
64) Rental and lease of other machinery, equipment and material goods, if not elsewhere classified (77.39.Z),
65) Security activities related to the servicing of security systems (80.20.Z),
66) Fire prevention (84.25.Z),
67) Other non-school forms of education, if not elsewhere classified (85.59.B),
68) Farming of other than perrenial plants (01.19.Z),
69) Farming of other perrenial plants (01.29.Z),
70) Forestry and related activities, excluding the harvesting of forest products (02.10.Z),
71) Collecting wood (02.20.Z),
72) Collecting wild forest products, excluding wood (02.30.Z),
73) Service activities related to forestry (02.40.Z)".

3) In § 9 of the Statutes:

__The existing wording__:
„All Company shares are bearer shares".

__is hereby superseded by the following:__
1. „All Company shares are bearer shares.
2. The transformation of bearer shares into registered shares is not allowed".

4) In § 10 of the Statutes:

__The existing wording:__
„The transformation of bearer shares into registered shares is not allowed".

W

is hereby superseded by the following:
1. „The shares of the Company may be redeemed with the permission of the shareholder through their purchase by the Company (voluntary redemption). Redemption may not be carried out more than once per financial year.
2. The Resolution of the General Meeting on the redemption of shares should describe in detail the legal basis for redemption, the amount of compensation to be paid to the shareholder for the redeemed shares or the justification for redeeming shares without compensation, and the way in which the share capital will be decreased.
3. The Resolution on the redemption of shares may be preceded by an agreement with the shareholder whose shares are to be redeemed. The agreement shall set forth the number of shares to be redeemed and the price for which the shares are to be purchased. The validity of the agreement shall depend on the passage of a resolution by the General Meeting".

5) In § 12 of the Statutes:

a) sec. 4 with the wording:
„The President of the Management Board must be a person with Polish citizenship resident in the Republic of Poland".
is removed.

b) in sec. 6 the existing wording:
„The mandate of members of the Management Board shall expire no later than the date the General Meeting accepts the report of the activity of the Management Board and the financial statement of the Company for the most recent financial year in which they served as a member of the Management Board".
is hereby superseded by the following:
„The mandate of members of the Management Board shall expire no later than the date the General Meeting accepts the financial statements of the Company for the most recent full financial year in which they served as a member of the Management Board".

6) In § 14 of the Statutes:
The existing wording:
1.„Two members of the Management Board acting jointly, or one member of the Management Board acting with the procurist, are authorised to submit declarations of will and sign on behalf of the Company.
2.If the Management Board consists of one member, such member shall be authorised to submit declarations of will and sign on behalf of the Company".
is hereby superseded by the following:
1.„Two members of the Management Board acting jointly, or one member of the Management Board acting with the procurist, are authorised to submit declarations on behalf of the Company.
2.If the Management Board consists of one member, such member shall be authorised to submit declarations on behalf of the Company".

7) In § 15 of the Statutes:
The existing wording:
1.„On behalf of the Company, the Supervisory Board, which may be represented by a Supervisory Board member pursuant to an authorization granted by the Supervisory Board, shall conclude employment contracts and other agreements with members of the Management Board of the Company.
2.In disputes between the Company and the members of the Management Board, the Company shall be represented by the Supervisory Board which may be represented by a Supervisory Board member acting pursuant to an authorization granted by the Supervisory Board or by plenipotentiaries appointed by a resolution of the General Meeting".
is hereby superseded by the following:
1.„In a contract between the Company and a member of the Management Board, the Company shall be represented by the Supervisory Board or by a plenipotentiary appointed by resolution of the General Meeting.
2.In a dispute between the Company and a member of the Management Board, the Company shall be represented by the Supervisory Board or by a plenipotentiary appointed by resolution of the General Meeting."

MS

Exemption number: 82 4639

8) In § 16 sec. 8 of the Statutes:
The existing wording:
„A related entity as mentioned in sec. 5 s hereby defined as a parent entity of the Company, a subsidiary of the Company or as a subsidiary of the entity which is a parent to the Company. Determination as to whether an entity is a parent to or subsidiary of the Company is made based on the appropriate clauses of the Commercial Partnerships and Companies Code or on the Accounting Act".
is hereby superseded by the following:
„A Member of the Supervisory Board should present to the Management Board of the Company information respecting his connections, of an economic, family or other nature which could have an impact on his position, with a shareholder in the possession of shares representing at least 5 % of the number of votes at the General Meeting. This information shall be presented following appointment of the member of the Supervisory Board, as well as during his tenure, should any change to these circumstances occur".

9) In § 22 sec. 2 - 5 of the Statutes:
The existing wording:
2. „An Ordinary General Meeting shall be convened by the Management Board of the Company within 6 months of the end of each financial year.
3. Extraordinary General Meetings shall be convened by the Management Board of the Company on its own initiative or at the request of the Supervisory Board, or at the request of shareholders representing at least 1/10 of the share capital.
4. An Extraordinary General Meeting, at the request of either the Supervisory Board or a shareholder, shall be announced within two weeks of the date the request is submitted, and within a timeframe indicated in the request, with due regard to art. 402 §1 of the Commercial Partnerships and Companies Code, or, should there be significant difficulty with the timeframe requested, at the earliest possible date, enabling the General Meeting to discuss those matters which have been submitted for consideration.
5. The Supervisory Board shall convene a General Meeting:
1) if the Management Board of the Company does not convene an Ordinary General Meeting by the legally-binding deadline, or
2) if, despite the request referred to in section 3, the Management Board of the Company does not convene a General Meeting by the deadline referred to in section 4".
is hereby superseded by the following:
2. „An Ordinary General Meeting shall be convened within 6 months of the end of each financial year.
3. removed
4. removed
5. removed"

10) In § 23 sec. 2 - 4 of the Statutes:
The existing wording:
2. „The items on the agenda shall be determined by the Management Board of the Company, subject to any exceptions provided for by law.
3. The Supervisory Board and shareholders representing at least 1/10 of the share capital may request the inclusion of certain items on the agenda at the next General Meeting.
4. If such request is made after the announcement that a General Meeting is being convened, it shall be treated as a request for the convening of another Extraordinary General Meeting".
is hereby superseded by the following:
2. "The items on the agenda shall be determined by the Management Board, subject to any exceptions provided for by law.
3. The Supervisory Board and shareholders representing at least 1/20 of the share capital may request the inclusion of certain items on the agenda at the next General Meeting.
4. removed"

11) In § 25 of the Statutes:
sec. 3 with the wording:
„Proposed resolutions of the General Meeting, pursuant to the agenda, and together with significant materials related to the resolutions, with due regard to art. 395 § 4 of the Commercial Partnerships and Companies Code, should be provided to shareholders at their request, together with the related justifications and the opinion of the Supervisory Board, in sufficient time for them to be able to review and evaluate these materials prior to the General Meeting".
is removed.

NS

12) In § 27 sec. 2 of the Statutes:

The existing wording:
„Resolutions on changing the scope of the Company's activity shall be adopted by open roll call voting."
is hereby superseded by the following:
„A resolution on a significant change in the scope of the Company's activity shall be adopted by open roll call voting and announced".

13) In § 33 sec. 2 of the Statutes:

The existing wording:
„The Company may create and dissolve other special funds at the beginning of, and during, the financial year on the basis of a resolution of the General Shareholders' Meeting".
is hereby superseded by the following:
„The Company may create and dissolve other special funds, at the beginning of, and during, the financial year on the basis of a resolution of the General Meeting".

14) In § 36 of the Statutes:

The existing wording:
„The Company shall place its announcements in the bulletin Monitor Sadowy i Gospodarczy or in the bulletin Monitor Polski B, in accordance with regulations currently in force".
is hereby superseded by the following:
„The Company shall place its announcements on the Company's website as well as in publications required by law".

Legal basis: § 38 sec. 1 point 2 of the Decree of the Minister of Finance dated 19 February 2009 regarding current and periodic information published by issuers of securities and conditions for recognising as equivalent information required by the laws of a non-member state (Journal of Laws from 2009 No. 33, item 259)

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

WICEPREZES ZARZĄDU
Maciej Tybura

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

The report is available on the website of the Company: www.kghm.pl